Exhibit 99.1

Contact: Sergio Vigil González
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC INFORMS OF AGREEMENT WITH SUCURITIES AND EXCHANGE COMMISSION.

GUADALAJARA, JAL Mexico, Jan. 30, 2019 -- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) ("Simec") informs in relations of some weaknesses of its control systems that it has reached an Agreement with Securities and Exchange Commission (SEC) in which Simec shall contract an independent consultant to ensure the correction of such control weaknesses and to implement and maintain interim control systems to report the Financial Information correctly and payment of $200.000.00 USD. Since 2017 Simec contracted an independent consultant firm with whom Simec has improved its Internal Control System to prepare and report the Financial Information.

The Agreement with SEC gives continuity to the program of 2017 and ratifies the commitment of Simec to strengthen its policies and procedures of its internal control system to correct the control weaknesses detected and informed to the public opportunely, in order to give certainty as usual, that the operations of the Company are made, accounted for and reported timely and appropriately in accordance to the Mexican and US applicable Law.